THOMPSON	ATLANTA	CINCINNATI	COLUMBUS	NEW YORK
HINE		BRUSSELS	CLEVELAND	DAYTON	WASHINGTON, D.C.

October 13, 2010

Mrs. Patricia Williams
Office of Disclosure and Review
Division of Investment Management
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: The Berkshire Funds
File Nos. 333-21089 and 811-08043

Dear Mrs. Williams:

     On August 20, 2010, The Berkshire Funds (the “Trust”) filed a Post-Effective Amendment to its Registration Statement on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) that included revisions to enable use of a Summary Prospectus for the Berkshire Focus Fund (the “Fund”). The Trust received comments from you by telephone on the filing, and your comments and the Trust’s responses to your comments are set forth below.

1. Fees and Expenses of the Fund

a. Comment: The “Interest Expense” line in the fee table should be a sub-caption under “other expenses.”

Response: There was no interest expense during the last fiscal year and therefore the interest expense line has been deleted from the table.

b. Comment: Please eliminate footnotes 1 and 2.

Response: The footnotes have been eliminated as requested.

Patricia Williams October 13, 2010 Page 2

2. Tax Information

a. Comment: The sub-section titled “Tax Information” should be revised to explain that tax deferred accounts are taxed at a later time.

Response: The disclosure has been revised as follows:

The Fund intends to make distributions to its shareholders on an annual basis to the extent that it has income or gains to distribute. Distributions may be taxed to shareholders as ordinary income or capital gains unless you are investing through a tax-deferred arrangement, such as 401(k) plans or an individual retirement account. Such tax-deferred arrangements are taxed later upon withdrawal of monies from those arrangements.

3. ADDITIONAL INFORMATION ABOUT INVESTMENT OBJECTIVES, INVESTMENT STRATEGIES AND RISKS

a. Comment: In the sub-section titled “The Principal Investment Strategies,” the third bullet point states that the Fund concentrates in the electronic technology industry. Revise the disclosure in the SAI to define “electronic technology” as those companies where 50% of the revenue is derived from, or 50% of the companies assets are invested in, electronic technology.

Response: The disclosure has been revised as follows:

With respect to fundamental restriction (n) above, companies in the electronic technology industry are defined as those companies where a majority of the revenue is derived from, or a majority of the companies assets are invested in, the development, production or distribution of products or services related to the following business segments: Computers, Computer Peripherals, Semiconductors, Software, Telecommunications and Mass Storage Devices.

b. Comment: The subsection titled “Other Investment Strategies” references derivates. If derivatives are a principal strategy, disclose the strategy in the summary and add the appropriate risks.

Patricia Williams October 13, 2010 Page 3

Response: The disclosure has been revised as follows:

     The Fund may use options on securities, securities indices and other types of derivatives primarily for hedging purposes. The Fund may also invest, to a lesser degree, in these types of securities for non-hedging purposes, such as seeking to enhance returns. Investment in options and other derivatives are not a principal investment strategy of the Fund.

The Trust has authorized us to acknowledge that:

  The Trust is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
  The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

     If you have any questions or additional comments, please call the undersigned at 513-352-6725.

Very truly yours,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

c: M. Fobes